AMTD International Inc.

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

October 19, 2021

VIA EDGAR

Ms. Bonnie Baynes

Ms. Sharon Blume

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMTD International Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed on April 28, 2021 (File No. 001-39006)

Dear Ms. Baynes and Ms. Blume,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 23, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 28, 2021 (the “2020 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the 2020 Form 20-F.

Form 20-F for the fiscal year ended December 31, 2020

Part I, page 1

1.

At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your Information on the Company section should address, but not necessarily be limited to, the risks highlighted in Part I.

AMTD International Inc.

October 19, 2021

The Company respectfully advises the Staff that it will add the following disclosure in response to the Staff’s comment at the onset of Part I in the future filings of its annual report on Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“We face various legal and operational risks and uncertainties relating to our operations. Although we do not have material operations in Mainland China nor do we have any variable interest entity structure in place, we face risks and uncertainties as to whether and how the recent statements by the PRC government and the PRC regulatory developments, such as those relating to variable interest entities, data and cyberspace security, and anti-monopoly concerns, would apply to us. If they apply to us, or if we further expand our business operations into Mainland China in ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other foreign exchange may be restricted. These risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless.”

2.

At the onset of Part I, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of subsidiaries. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

The Company respectfully advises the Staff that it will add the following disclosure in response to the Staff’s comment at the onset of Part I in the future filings of its annual report on Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“As used in this annual report, ‘AMTD,’ ‘we,’ ‘us,’ ‘our company,’ or ‘our’ refers to AMTD International Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries. Investors in our ADSs are purchasing equity interest in AMTD International Inc., a Cayman Islands holding company.”

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of its subsidiaries and will reflect the updated disclosure throughout the future filings of its annual report on Form 20-F.

AMTD International Inc.

October 19, 2021

Item 3. Key Information, page 1

3.

At the onset of Item 3, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China and Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company respectfully advises the Staff that it will add the following disclosure in response to the Staff’s comment in the future filings of its annual report on Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“The PRC government has significant authority to regulate, influence, or intervene in the China operations of an offshore holding company at any time. A substantial extension of the PRC government’s oversight over our business operations or overseas listings may hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless.

“The legal system in China is a system in which decided legal cases may be cited for reference but have less precedential value, and laws, regulations, and legal requirements in China are rapidly evolving and their interpretation and enforcement involve uncertainties. These uncertainties arising from the legal system in China could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless. For more details, see ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Uncertainties with respect to the PRC legal system could adversely affect us.’

“AMTD International Inc. is a holding company incorporated in the Cayman Islands, and our ability to pay dividends depends upon dividends paid by our Hong Kong subsidiaries. The ability of our Hong Kong subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or the instruments governing their debt, our strategic investment business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all, all of which may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders.”

AMTD International Inc.

October 19, 2021

4.

Disclose each permission that you and your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries, are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

The Company respectfully advises the Staff that it will add the following disclosure in response to the Staff’s comment at the onset of Part I in the future filings of its annual report on Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“We believe that we and our subsidiaries, to the extent where applicable, have obtained the requisite licenses and approvals that are material for our operations in China as of the date of this annual report. Specifically, AMTD Capital Co., Ltd., or AMTD Capital, is a PRC company in which we currently hold 50.13% of equity interest. AMTD Capital is not a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X. AMTD Capital holds a business license, and a Qualified Foreign Limited Partnership (QFLP) license, and has been approved by the PRC authorities to operate as a nationwide foreign-invested investment management firm. We believe we are not required to obtain any other permission from PRC authorities to operate and issue securities to foreign investors as of the date of this annual report, including permissions requirements from the CSRC or CAC, and no permissions have been denied. However, if we expand our business operations into Mainland China through our AMTD SpiderNet ecosystem or in some other ways, we may become subject to more permissions requirements and relevant laws and regulations. See ‘Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry —We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations’”

The Company further respectfully advises the Staff that it will add disclosure regarding the risks relating to the permissions requirements from the CSRC, CAC or any other entity in Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry, as disclosed in the Company’s responses to the Staff’s comment #6 and #7 below.

AMTD International Inc.

October 19, 2021

5.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

The Company respectfully advises the Staff that it will add disclosure following the structure below covering the applicable reporting period in response to the Staff’s comment in Item 3. Key Information—A. Selected Financial Data—Selected Consolidated Financial Data in the future filings of its annual report on Form 20-F:

“Cash Transfers and Dividend Distribution

“We conduct the majority of our operations in Hong Kong and maintain our bank accounts and balances primarily in licensed banks in Hong Kong. Out of our total bank balances of HK$454 million as of December 31, 2020, only HK$11 million was maintained in Mainland China by AMTD Capital, which is a 50.13%-owned PRC subsidiary and did not engage in any material operation in 2020. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong.

“The following table sets forth the material cash transfers in the form of cash advances in both directions occurred between our Cayman Islands holding company and Hong Kong subsidiaries in 2020.

Subsidiaries	To Holding Company	From Holding Company
	HK$	HK$
AMTD Global Markets Limited	389,626,202	613,705,632
AMTD Investment Solutions Group Limited	100,010,000	—

“No material transfer of other assets was made between our holding company and subsidiaries in 2020.

AMTD International Inc.

October 19, 2021

“AMTD Capital, which is 50.13% owned by AMTD Global Markets Limited (our Hong Kong subsidiary), is a foreign-invested enterprise under PRC law. Pursuant to the PRC Enterprise Income Tax Law, dividends generated and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In accordance with the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, where a Hong Kong resident enterprise, which is considered a non-PRC resident enterprise, directly holds at least 25% of the equity interest in a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from the standard rate of 10%, subject to approval of the competent PRC tax authority. Thus, a 5% preferential dividend withholding tax will be applied when AMTD Capital pays any dividend to its parent, AMTD Global Markets Limited. There is no tax on dividends in Hong Kong.

“Other than the aforementioned tax consequences of any dividend or distribution by AMTD Capital, there is no significant tax consequences when our subsidiaries make any dividends or distributions to our holding company. No such dividends or distributions were made by a subsidiary to our holding company in the past.

“Our board of directors will review and consider whether to distribute earnings from time to time. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

“AMTD International Inc. is a holding company incorporated in the Cayman Islands, and our ability to pay dividends depends upon dividends paid by our Hong Kong subsidiaries. The ability of our Hong Kong subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or the instruments governing their debt, our strategic investment business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all, all of which may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders. Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past. U.S. investors will not be subject to Cayman Islands or Hong Kong taxation and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See ‘Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Dividends.’

“Two of our subsidiaries, Asia Alternative Asset Partners Limited, a licensed company under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, and AMTD Global Markets Limited, a licensed company under the Securities and Futures Ordinance (Cap. 571) of Hong Kong and a licensed insurance intermediary under the Insurance Ordinance (Cap. 41) of Hong Kong, are subject to minimum liquid and paid-up capital requirements under relevant rules. In considering any distribution of the earnings to the respective holding companies of these subsidiaries, they must consider their respective financial condition before making decision.

AMTD International Inc.

October 19, 2021

“There are no other significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, and there are no significant foreign exchange and fund transfer restrictions on cash transfers between entities within our group, across borders, and to U.S. investors.”

Item 3D. Risk Factors

Risks Relating to Our Business and Industry

Our business is subject to various cyber-security and other operational risks, page 13

6.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company respectfully advises the Staff that it will add the following disclosure in response to the Staff’s comment in Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry in the future filings of its annual report on Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.

“We may be subject to a variety of laws and other obligations covering extensive areas, including those relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also to transfers of information within our organization. These laws continue to develop, and the governments in places where we operate may adopt other rules and restrictions that may be applicable to us in the future. Noncompliance could result in penalties or other significant legal liabilities.

AMTD International Inc.

October 19, 2021

“On July 10, 2021, the Cyberspace Administration of China publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) aiming to, upon its enactment, replace the existing Measures for Cybersecurity Censorship. The draft measures extend the scope of cybersecurity review to data processing operators engaging in data processing activities that affect or may affect national security, including overseas listings. Currently, the period for public comment on the draft measures has ended, and the draft measures’ implementation provisions and anticipated adoption or effective date remain substantially uncertain. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies operating in Hong Kong like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Although we have not engaged in material operations in China, we face uncertainty as to whether we would be subject to cybersecurity review in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to government sanctions. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

“In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to companies operating in Hong Kong like us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other sanctions, which may materially and adversely affect our business, financial condition, and results of operations.”

Risks Relating to the ADSs and our Ordinary Shares, page 25

7.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

AMTD International Inc.

October 19, 2021

The Company respectfully advises the Staff that it will add the following disclosure in response to the Staff’s comment in Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry in the future filings of its annual report on Form 20-F, subject to necessary updates and adjustments in connection with any material development of the subject matter being disclosed:

“The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company at any time. A substantial extension of the PRC government’s oversight over our business operations or overseas listings may hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless.

“Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company at any time, which, if extended to companies operating in Hong Kong like us, could result in a material adverse change to our operations and the value of the ADSs. The PRC government has recently indicated an intent to exert more oversight over overseas listings and foreign investment in China-based issuers. We cannot assure you that the oversight will not be extended to companies operating in Hong Kong like us and any such action may hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. See also ‘—We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.’”

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 64

8.	Please revise your results of operations disclosure for the following items:

•

Please revise to expand disclosure for each year and interim period for which financial statements are required, to identify and quantify the various factors driving the material changes to your results of operations between the periods. For example, we note material changes to Other Income, and to Impairment losses under expected credit loss model on accounts receivable, but there is no disclosure regarding these significant unusual or infrequent events or new developments, which appear to materially impact your current and possibly future operations.

AMTD International Inc.

October 19, 2021

•

Revise to discuss your financial condition and changes in financial condition for the periods covered by the financial statements including the causes of material changes from period to period in financial statement line items. For example, the significant changes in accounts receivable are not disaggregated by component, nor are the material trends explained by past due amounts, settlements or otherwise.

Refer to Item 5 of Form 20-F.

The Company respectfully advises the Staff that it will add disclosure following the structure below covering the applicable reporting periods in response to the Staff’s comment in Item 5. Operating and Financial Review and Prospectus—A. Operating Results in the future filings of its annual report on Form 20-F:

“Other income

“Our other income increased by 406.4% from HK$22.1 million in 2019 to HK$111.9 million in 2020, primarily attributable to the increase in interest income earned from our Controlling Shareholder. Starting from August 5, 2019 when our ADSs became listed on the NYSE, we charged an interest of 2% per annum on the net outstanding balance of advances to our Controlling Shareholder pursuant to the intercompany financing agreement. The increase in the average outstanding balance and the full year effect have resulted in the significant increase in interest income from our Controlling Shareholder of HK$83.6 million in 2020.

“Impairment loss under expected credit loss made on accounts receivable

“Our impairment loss allowance on accounts receivable increased from nil in 2019 to HK$17.1 million in 2020, primarily due to write off on receivables with gross amount of HK$17.1 million arising from investment banking services without realistic prospect of recovery.”

The Company respectfully advises the Staff that it will add disclosure following the structure below covering the applicable balance sheet dates in response to the Staff’s comment in the future filings of its annual report on Form 20-F:

“Discussion of Selected Items on the Consolidated Statements of Financial Position

AMTD International Inc.

October 19, 2021

“The following table sets forth certain selected consolidated statements of financial position data as of the dates indicated:

	As of December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data
Assets:
Accounts receivable	346,380	77,350
Due from immediate holding company	2,921,839	6,477,266
Financial assets at fair value through profit or loss—current	1,572,698	62,520
Stock loan—current	1,200,980	—
Financial assets at fair value through profit or loss – non-current	—	1,315,337
Stock loan – non-current	—	878,483
Total assets	8,270,693	10,526,291
Liabilities and Equity:
Accounts payable	492,039	201,986
Margin loans payable	317,722	—
Bank borrowings	—	232,280
Total liabilities	1,442,198	802,115
Perpetual securities	—	1,834,685
Total equity	6,828,495	9,724,176
Total liabilities and equity	8,270,693	10,526,291

“Accounts receivable

“Our accounts receivable consists of (i) receivable from investment banking services, (ii) receivable from brokers and clearing house, and (iii) clients’ receivables. The following table sets forth a breakdown of our accounts receivable as of the dates indicated.

	As of December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Accounts receivable:
Receivable from investment banking services	66,740	21,977
Receivable from brokers and clearing house	261,330	19,864
Clients’ receivables	18,310	35,509

Total	346,380	77,350

“Our accounts receivable [increased/decreased] by        % from HK$77.4 million as of December 31, 2020 to HK$            million (US$            million) as of December 31, 2021, primarily due to        .

AMTD International Inc.

October 19, 2021

“Our accounts receivable decreased significantly by 77.7% from HK$346.4 million as of December 31, 2019 to HK$77.4 million as of December 31, 2020, primarily due to a decrease in receivable from brokers and clearing house of HK$241.5 million, which in turn was primarily attributable to the fluctuation in the unsettled trade transactions near the year end from HK$257.2 million as of December 31, 2019 to HK$0.1 million as of December 31, 2020.

“The settlement terms of our accounts receivable varied depending on the type of accounts receivable. The normal settlement terms of receivable from our investment banking services were specific terms ranging from due upon receipt to 120 days, which were mutually agreed between the contracting parties. Receivable from investment banking services did not bear interest. The normal settlement terms of our clients’ receivable and receivable from brokers and clearing house relating to asset management services were either two days after trade date or at specific terms agreed with brokers and clearing house. Overdue clients’ receivable was interest bearing.

“The following table sets forth an aging analysis of accounts receivable as of the dates indicated, based on the invoice date, net of loss allowance.

	As of December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Not yet due	294,542	67,241
Past due
– Within 1 month	41,032	7,797
– 1 to 3 months	5,232	221
– Over 3 months	5,574	2,091

Total	346,380	77,350

“Our accounts receivable not yet past due [decreased/increased] by        % from HK$67.2 million as of December 31, 2020 to HK$            million (US$            billion) as of December 31, 2021, primarily attributable to        . The [decreases/increases] in accounts receivable past due within 1 month, 1 to 3 months, and over 3 months were primarily due to        .

“Our accounts receivable not yet past due decreased significantly by 77.2% from HK$294.5 million as of December 31, 2019 to HK$67.2 million as of December 31, 2020, primarily attributable to the fluctuation in the unsettled trade transactions near the year end. The corresponding accounts receivable from brokers and clearing house decreased from HK$261.3 million as of December 31, 2019 to HK$19.9 million as of December 31, 2020. The decreases in accounts receivable past due within 1 month, 1 to 3 months, and over 3 months were primarily due to the settlement of outstanding balances of receivable from investment banking services of HK$45.9 million in 2020.

AMTD International Inc.

October 19, 2021

“Due from immediate holding company

“Balances with immediate holding company were primarily attributable to inter-company fund transfers carried out among the entities within AMTD Group Company Limited. On August 5, 2019, we entered into an intercompany financing agreement with our immediate holding company. Any intercompany receivables and payables balances with the immediate holding company and the fellow subsidiaries would be settled on a net basis and the net balance bears an interest at 2% per annum. Our treasury function was conducted centrally under AMTD Group Company Limited. The amount of our due from immediate holding company [increased/decreased] from HK$6.5 billion as of December 31, 2020 to HK$            billion (US$            billion) as of December 31, 2021, primarily due to        . The amount of our due from immediate holding company increased from HK$2.9 billion as of December 31, 2019 to HK$6.5 billion as of December 31, 2020 primarily due to the treasury function.

“Financial assets at fair value through profit or loss

“Financial assets at fair value through profit or loss primarily consist of (i) listed equity shares at quoted prices, (ii) unlisted equity shares, and (iii) unlisted equity linked note, all of which are related to our strategic investment business.

“Our financial assets at fair value through profit or loss [increased/decreased] from HK$1.4 billion as of December 31, 2020 to HK$            billion (US$            billion) as of December 31, 2021, primarily attributable to        .

“Our financial assets at fair value through profit or loss decreased from HK$1.6 billion as of December 31, 2019 to HK$1.4 billion as of December 31, 2020, primarily attributable to a combined effect of (i) partial disposal of investment in Bank of Qingdao of HK$972.2 million, (ii) additional investments of HK$592.0 million made in 2020, and (iii) net appreciation in value of HK$187.7 million in 2020.

“During the year ended December 31, 2020, we carried out periodical review based on the internal policy and re-evaluated the classification of the investments. With the passage of time, we demonstrated our intention to hold these investments for long-term capital appreciation and hence re-classified the investments as non-current assets.

“Stock loan

“Our stock loan represents listed equity securities that we lent to a shareholder of our Controlling Shareholder and a fellow subsidiary, in connection with relevant stock borrowing and lending arrangements. The fair value of our stock loan [increased/decreased] by    % from HK$878.5 million as of December 31, 2020 to HK$            million (US$            million) as of December 31, 2021, primarily due to        .

AMTD International Inc.

October 19, 2021

“The fair value of our stock loan decreased by 26.9% from HK$1.2 billion as of December 31, 2019 to HK$878.5 million as of December 31, 2020, primarily due to depreciation in value of the loaned stocks.

“During the year ended December 31, 2020, we carried out periodical review based on the internal policy and re-evaluated the classification of the investments. With the passage of time, we demonstrated our intention to hold the stock loan for long term capital appreciation and hence re-classified the stock loan as non-current assets.

“Accounts payable

“Our accounts payable consists of (i) clients’ payables arising from brokerage business, (ii) payables to clearing house and brokers, and (iii) clients’ monies held on trust. The following table sets forth a breakdown of our accounts payable as of the dates indicated.

	As of December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Accounts payable:
Clients’ payables	256,423	138
Payables to clearing house and brokers	9,063	1,312
Clients’ monies held on trust	226,553	200,536

Total	492,039	201,986

“Our accounts payable [increased/decreased] by    % from HK$202.0 million as of December 31, 2020 to HK$             million (US$            million) as of December 31, 2021, primarily due to            . Our accounts payable decreased significantly by 58.9% from HK$492.0 million as of December 31, 2019 to HK$202.0 million as of December 31, 2020, primarily due to a significant decrease in clients’ payable for HK$256.3 million, which was in turn primarily attributable to the fluctuation in the trade volume near the year end.

“Payables to clearing house and brokers, and clients’ payable arising from assets management business were repayable two days after trade date or at pre-agreed specified terms. The following table sets forth an aging analysis of accounts payable as of the dates indicated.

	As of December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Within 1 month	265,486	1,450
Repayable on demand	226,553	200,536

Total	492,039	201,986

AMTD International Inc.

October 19, 2021

“Our accounts payable aged within 1 month [increased/decreased] by        % from HK$1.5 million as of December 31, 2020 to HK$             million (US$             million) as of December 31, 2021, primarily attributable to        . Our accounts payable aged within 1 month decreased significantly by 99.5% from HK$265.5 million as of December 31, 2019 to HK$1.5 million as of December 31, 2020, attributable to the fluctuation in the unsettled trade transactions near the year end, from HK$265.5 million as of December 31, 2019 to HK$1.5 million as of December 31, 2020.

“Our accounts payable aged repayable on demand [increased/decreased] by        % from HK$200.5 million as of December 31, 2020 to HK$             million (US$             million) as of December 31, 2021, primarily attributable to        . Our accounts payable repayable on demand decreased slightly by 11.5% from HK$226.6 million as of December 31, 2019 to HK$200.5 million as of December 31, 2020, primarily attributable to decrease in clients’ monies held on trust under custody arising from the asset management and other business, from HK$225.4 million as of December 31, 2019 to HK$194.9 million as of December 31, 2020.

“Margin loans payable

Margin loans payable was interest-bearing at a rate of 6.625% per annum and secured by our financial assets at fair value through profit or loss as of December 31, 2019. The margin loans payable was fully repaid during year ended December 31, 2020.

“Bank borrowings

“Bank borrowings were unsecured, repayable in one year or on demand and bore an average interest rate of 2.1% per annum. Our total bank borrowing facilities was US$             million (equivalent to HK$             million) as of December 31, 2021, of which HK$             million were utilized. Our total bank borrowing facilities was US$30 million (equivalent to HK$232.6 million) as of December 31, 2020, of which HK$232.3 million were utilized. No banking facilities were granted as of December 31, 2019.

“Perpetual securities

“During the year ended December 31, 2020, we have issued US$200 million (equivalent to HK$1.6 billion) and SG$50 million (equivalent to HK$272.9 million) perpetual securities at an initial distribution rates of 7.25% and 4.5% per annum, respectively.”

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Very truly yours,

/s/ William Fung
William Fung
Chief Executive Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP